

Mail Stop 3561

November 4, 2005

Via U.S. Mail and Fax
Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
318 Homer Street, Suite 401
Vancouver, British Columbia
Canada V6B 2V2

> **Re: Uranium Energy Corp.**
> **Amendment No. 1 to the Form SB-2**
> **Filed October 25, 2005**
> **File No. 333-127185**

Dear Mr. Adnani:

    We have reviewed your filing and your October 25, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to the Form SB-2

Selling Shareholders, page 38

1.   In the current amendment to the Form SB-2, the number of shares to be sold by Michael Bayback increased by 200,000, from 103,334 to 303,334. Please tell us

in your response to this comment letter how Mr. Bayback came to acquire these additional shares, including the date on which the shares were issued to Mr. Bayback, the specific exemption relied upon for the offer and sale to that holder, and the purpose of issuing those shares to Mr. Bayback.

2. According to the selling shareholders table, Mr. Moore will own 250,000 shares prior to the offering under the Form SB-2. In the "Recent Sales of Unregistered Securities" section, however, you disclose that 500,000 shares were issued to Mr. Moore on October 11, 2005 in connection with a Mineral Asset Option Agreement. In response to this comment, please explain why these two amounts are different, or revise accordingly.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: William D. O'Neal, Esq.
        Via Facsimile: (480) 816-9241